November 14, 2017

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SailPoint Technologies Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Submitted November 6, 2017
File No. 333-221036

Ladies and Gentlemen:

Set forth below are the responses of SailPoint Technologies Holdings, Inc. (the “Company,” “we,” “us” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on November 7, 2017, with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-221036, submitted to the Commission on November 6, 2017 (the “Registration Statement”).

For your convenience, our response is prefaced by a written restatement of the Staff’s oral comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Notes to Unaudited Consolidated Financial Statements

Note 14 – Subsequent Event, Page F-21

Amendment of Outstanding Equity Awards

1.	You disclose that certain unvested performance-based vesting shares will be modified to vest based on time. Please revise to disclose, if material, an estimate of the future financial impact of this modification. Refer to ASC 855-10-50-2(b).

RESPONSE:

We have evaluated the future financial impact of the modification to certain equity awards previously issued to our Named Executive Officers to change the vesting of unvested performance-based vesting shares to vest based on time and believe that such impact will not be material. Accordingly, we believe that disclosure of an estimate of the future financial impact of this modification is not necessary to keep our financial statements from being misleading.

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SailPoint Technologies, Inc.     |     www.sailpoint.com

11305 Four Points Drive, Building 2, Suite 100     |     Austin, Texas 78726     |     T 512.346.2000

Securities and Exchange Commission

November 14, 2017

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Lanchi Huynh of Vinson & Elkins L.L.P. at (214) 220-7882.

Very truly yours,

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Christopher Schmitt
Name:	Christopher Schmitt
Title:	Senior Vice President and General Counsel

cc:	Mark McClain, Chief Executive Officer, SailPoint Technologies Holdings, Inc.

Paul R. Tobias, Vinson & Elkins L.L.P.

J. Wesley Jones, Vinson & Elkins L.L.P.

Lanchi Huynh, Vinson & Elkins L.L.P.

Kenneth J. Gordon, Goodwin Procter LLP

Joseph C. Theis, Goodwin Procter LLP